

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

August 20, 2008

<u>Via U.S. Mail and Facsimile</u>

Mr. Si Chen
Chief Executive Officer
American Lorain Corporation
Beihuan Road
Junan County
Shandong, China 276600

> **Re: American Lorain Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed August 7, 2008**
> **File No. 333-145260**

Dear Mr. Chen:

　　　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note your response to our prior comment 1 and that you have filed your Form 10-Q for the quarter ended June 30, 2008. Please update your financial statements and disclosure throughout the registration statement in light of the filing of the Form 10-Q, and monitor the need to update your consents. Please refer to Article 8-08 of Regulation S-X.

Risk Factors

"We are subject to credit risk in respect of account receivables," page 10

2.   We note your response to our prior comment 5. Please expand your disclosure on page 35 to discuss the impact the increase in accounts receivable has had on your operations and your plans for addressing it.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 26

General

3.   We note your response to our prior comment 11. Support the assertion in your response that you "have no further information on a quantitative demand breakdown for our products."   Explain why you are not able to quantify the impact of the particular items on your line items.

Liquidity and Capital Resources

For the fiscal year ended December 31, 2007

General, page 35

4.   Please provide a cross reference to the discussion in the Business section regarding your plans to increase production, storage capacity and advertising expenses.

Business

Our Customers, page 51

5.   Ensure that you have supplied all of the information required by Item 101(c)(vii) of Regulation S-K. We note that you have removed the list of your top ten customers, one of which accounted for more than 10% of your revenues.

Management, page 57

6.   In Mr. Hao Chen's biography, it appears that he was Expense Controller of the China division of Coca Cola Beverage Limited and Managing Director of the Corporate Finance Department of Shanghai Union Strength Business Consulting Co., Ltd. at the same time, ending his affiliation with both in September 2006. Please advise.

Director Compensation, page 58

7. Please provide the payments to Messrs. Hao Chen and Maoquan Wei in U.S. dollars.

Certain Relationships and Related Transactions, page 59

8. We note your response to our prior comment 22 and reissue it in part. Provide a total in U.S. dollars of the amounts received by Mr. Si Chen for all of his interests in the Lorain Group Companies. Provide the U.S. dollar amount paid for the equity in Shandong Lorain Foodstuff Co., Ltd. that was transferred to ILH by International Lvan co., Ltd.

   You state that: "Si Chen (60.33%), Xiaodong Zhou (1.2%), Shixiang Wang (1.2%), Yuan Tian (1.2%) and International Lvan Co., Ltd.'s (36.07%) equity interests were transferred to ILH for US$1.25 million, accounting for 100% of the registered capital." Specify the entity that was purchased for $1.25 million.

   Discuss how the purchase prices for the various equity interests were determined and who approved the terms of the transactions. File as exhibits all documentation related to such purchases.

Financial Statements

General

9. We note you continue to provide a condensed balance sheet as of December 31, 2007 and 2006 for American Lorain (formerly Millennium Quest) on page F-16. Please tell us why you believe it is necessary to provide this statement, or if necessary, remove it from your document .

Exhibits and Financial Statement Schedules

10. Please provide an Exhibit 15 acknowledgement letter from your independent public accountant regarding the use in this registration statement of their report on your unaudited interim financial information. Please see Item 601(b)(15) of Regulation S-K for additional guidance. Please ensure such letter includes acknowledgement for the periods included in your revised Form S-1.

11. We note your response to our prior comment 31. However, the representation you provide that the reference in the legal opinion to the General Corporation Law of the State of Delaware includes the Delaware constitution, statutory provisions and

judicial decisions is in a letter signed by the company. Please provide the representation in a letter signed by counsel.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Wojciechowski at (202) 551-3759 or, in his absence, Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding the accounting comments. Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Abbe Dienstag, Esq.
     M. Wojciechowski
     J. Davis
     D. Levy